Exhibit 99.1

Mobilicom Secures Another Follow-On Order from the U.S. Defense Industry

Production scale order from a U.S. based Tier-1 defense & drone manufacturer for Mobilicom’s solution integration into drone platforms deployed with a growing slate of end-users

Shoham, Israel, May 28, 2024 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW), a provider of cybersecurity and robust solutions for drones and robotics, today announced it has received a third consecutive commercial scale order from a U.S.-based Tier-1 customer, one of the largest drone manufacturers in the world.

The customer purchased Mobilicom’s SkyHopper PRO, a bi-directional cybersecure Software Defined Radio (SDR) datalink system, which has been designed into the customer’s drone platform that is being manufactured for the U.S. Department of Defense (DoD), the broader U.S. defense industry, and other U.S. federal agencies.

“We are pleased to see more follow-on orders from this Tier-1 customer as their drones are sold to a broader range of end-users. This purchase solidifies our relationship with this manufacturer and signals growing scalability,” stated Mobilicom CEO and Founder Oren Elkayam. “As this Tier-1 manufacturer increases its sales of drones integrated with our solution, we hope to see additional orders to follow.”

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the purchase for this customer signals growing scalability and its hope to see additional orders to follow. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com